Exhibit 99.6

Unaudited Pro Forma Condensed Combined Financial Information

Basis of Pro Forma Presentation

On December 22, 2015, PositiveID Corporation (“PositiveID” or the “Company”) entered into a Stock Purchase Agreement (“Purchase Agreement”) for the purchase of all of the outstanding common stock of E-N-G Mobile Systems, Inc. ( “ENG”) from its sole shareholder (the “Seller”) (the “Acquisition”). The Acquisition was completed on December 24, 2015.

Pursuant to the Purchase Agreement, as consideration at the time of closing of the Acquisition, PositiveID paid the Seller Seven Hundred Fifty Thousand Dollars ($750,000) in cash and issued a convertible secured promissory note to the Seller in the amount of One Hundred Fifty Thousand Dollars ($150,000) (the “ENG Note”). Additional earn-out payments may be earned by the Seller as described in the Purchase Agreement. Earn-out payments are estimated to be approximately $111,000, to be paid in the four months following the closing of the acquisition. The Company has also entered into a two year consulting agreement with the Seller.

The Company has previously reported, in a current Form 8-K/A dated February 19, 2016, the unaudited pro forma information related to the combination of the Company and its acquisition of Thermomedics, Inc. (“Thermo”). The combined pro forma financial statements of the Company, including Thermo have been used as the basis for making pro forma adjustments to reflect the acquisition of ENG disclosed herein.

Under the acquisition method of accounting the total estimated purchase price as described in Note 1 to this unaudited pro forma condensed combined financial information was allocated to the net tangible and intangible assets of ENG acquired and liabilities assumed in connection with the Acquisition based on their estimated fair values. The estimated fair values of certain assets and liabilities have been estimated by management and are subject to change upon the finalization of the fair value assessments.

The historical consolidated financial information has been adjusted in the unaudited pro forma condensed combined financial information to give effect to pro forma events that are directly attributable to the acquisition, factually supportable, and, with respect to the statements of operations, expected to have a continuing impact on the combined results. The unaudited pro forma condensed combined financial information does not purport to be indicative of the financial position or results of operations of PositiveID that would have been reported had the Acquisition been completed as of the dates or for such periods presented, nor is it intended to project PositiveID’s future financial position or results of operations. The unaudited pro forma condensed combined financial information and the accompanying notes should be read together with PositiveID’s audited consolidated financial statements and accompanying notes for the year ended December 31, 2014, Management’s Discussion and Analysis included in PositiveID’s Annual Report on Form 10-K for the year ended December 31, 2014, from the Current Report on Form 8-K/A filed on February 19, 2016, and from ENG’s audited financial statements and accompanying notes for the year ended December 31, 2014 included in Exhibit 99.1 of this Current Report.

The unaudited pro forma condensed combined financial information as of and for the nine months ended September 30, 2015 has been prepared from PositiveID’s unaudited condensed consolidated financial statements included in PositiveID’s Quarterly Report on Form 10-Q as of and for the nine months ended September 30, 2015, from the Current Report on Form 8-K/A filed on February 19, 2016, and from the unaudited financial statements of ENG as of and for the nine months ended September 30, 2015 included in Exhibit 99.2 of this Current Report.

The unaudited pro forma condensed combined balance sheet as of September 30, 2015 has been prepared to present PositiveID’s financial position as if the Acquisition had occurred on September 30, 2015. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2014 and for the nine months ended September 30, 2015 have been prepared to present PositiveID’s results of operations as if the Acquisition had occurred on January 1, 2014 and January 1, 2015, respectively.

The unaudited pro forma adjustments are based on preliminary estimates, available information and certain assumptions, which may be revised as additional information becomes available. The unaudited pro forma condensed combined financial information does not reflect any adjustments for nonrecurring items or anticipated synergies resulting from the Acquisition.

PositiveID Corporation

Pro Forma Unaudited Condensed Combined Balance Sheet

As of September 30, 2015

(in thousands)

	PositiveID Corporation Historical (a)	Thermomedics Inc. Historical (a)	Pro Forma Adjustments (a)	Pro Forma Combined (a)	ENG Mobile Systems, Inc. Historical	Pro Forma Adjustments (ENG)		Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$319	$10	$(185)	$144	$994	$ (893	)(b)(c)(f)	$245
Accounts receivable, net	-	8	1	9	29	607	(b)	645
Inventory	-	31	(15)	16	1,648	(399	)(b)	1,265
Prepaid expenses and other	39	-	-	39	5	28	(b)	72
Total current assets	358	49	(199)	208	2,676	(657)		2,227
Property and equipment, net	3	10	(2)	11	29	94	(b)	134
Goodwill	510	-	513	1,023	-	-		1,023
Intangibles	164	-	200	364	-	211	(d)	575
Other assets	11	6	(6)	11	7	95	(b)(c)	113
Total assets	$1,046	$65	$506	$1,617	$2,712	$(257)		$4,072

Liabilities and Stockholders’ Equity
Current Liabilities:
Accounts payable	$118	$64	$(32)	$150	$256	$(132	)(b)	$274
Accrued expenses	879	1	116	996	123	(12	)(b)	1,107
Notes payable	429	-	-	429	14	(13	)(b)	430
Deferred revenue	-	-	-	-	1,683	(477	)(b)	1,206
Contingent purchase price						111	(e)	111
Due to parent	-	2,463	(2,463)	-	-	-		-
Short-term convertible debt and accrued interest, net of discounts and premiums	1,488	-	75	1,563	-	902	(c)(f)	2,465
Embedded conversion option liability	5,823	-	-	5,823	-	-		5,823
Total current liabilities	8,737	2,528	(2,304)	8,961	2,076	379		11,416

Long-term liabilities
Contingent purchase price	-	-	184	184	-	-		184
Mandatorily redeemable preferred stock, Series I	2,132	-	-	2,132	-	-		2,132
Total liabilities	10,869	2,528	(2,120)	11,277	2,076	379		13,732

Stockholders’ equity (deficit):
Preferred stock, Series J	-	-	163	163	-	-		163
Common stock	3,766	-	-	3,766	-	-		3,766
Additional paid – in capital	126,054	-	-	126,054	-	-		126,054
Retained earnings/Accumulated deficit	(139,643)	(2,463)	2,463	(139,643)	636	(636	)(b)	(139,643)
Total stockholders’ equity (deficit)	(9,823)	(2,463)	2,626	(9,660)	636	(636)		(9,660)
Total liabilities and stockholders’ equity	$1,046	$65	$506	$1,617	$2,712	$(257)		$4,072

The accompanying notes are an integral part of this pro forma financial information.

PositiveID Corporation

Pro Forma Unaudited Condensed Combined Statement of Operations

For The Nine Months Ended September 30, 2015

(in thousands)

	PositiveID Corporation Historical (a)	Thermomedics Inc. Historical (a)	Pro Forma Adjustments (a)		Pro Forma Combined (a)	ENG Mobile Systems, Inc. Historical	Pro Forma Adjustments (ENG)		Pro Forma Combined

Revenue	$2,682	$415	$-		$3,097	$3,365	$-		$6,462
Cost of sales	148	66	-		214	2,042	-		2,256
Gross profit	2,534	349	-		2,883	1,323	-		4,206
Operating expenses:
General and administrative	3,730	347	90	(h)(i)	4,167	1,127	112	(g)(h)	5,406
Research and development	992	-	-		992	-	-		992
Total operating expenses	4,722	347	90		5,159	1,127	112		6,398
Operating income (loss)	(2,188)	2	(90)		(2,276)	196	(112)		(2,192)
Other (income)/expense
Interest expense	(3,389)	-	-		(3,389)	(1)	(87	)(i)	(3,477)
Change in fair value of embedded conversion option liability	(1,446)	-	-		(1,446)	-	-		(1,446)
Loss on extinguishment of debt	(233)	-	-		(233)	-	-		(233)
Other income (expense), net	370	-	-		370	(1)	-		369
Total interest and other income (expense), net	(4,698)	-	-		(4,698)	(2)	(87)		(4,787)
Net income (loss)	$(6,886)	$2	$(90)		$(6,974)	$194	$(199)		$(6,979)
Loss per common share - basic and diluted:	$(0.03)				$(0.03)	-	-		$(0.03)
Shares used in computing net loss per share - basic and diluted	271,531		-		271,531	-	-		271,531

The accompanying notes are an integral part of this pro forma financial information.

PositiveID Corporation

Pro Forma Unaudited Condensed Combined Statement of Operations

For The Year Ended December 31, 2014

(in thousands)

	PositiveID Corporation Historical (a)	Thermomedics Inc. Historical (a)	Pro Forma Adjustments(a)	Pro Forma Combined (a)	ENG Mobile Systems, Inc. Historical	Pro Forma Adjustments (ENG)		Pro Forma Combined

Revenues	$945	677	$-	$1,622	$2,502	$-		$4,124
Cost of sales	294	131	-	425	1,537	-		1,962
Gross profit	651	546	-	1,197	965	-		2,162
Operating expenses:
General and administrative	4,313	494	100	4,907	1,040	126	(g)(h)	6,073
Research and development	588	2	-	590	-	-		590
Total operating expenses	4,901	496	100	5,497	1,040	126		6,663
Operating income (loss)	(4,250)	50	(100)	(4,300)	(75)	(126)		(4,501)
Other (income) expense
Interest expense	(3,010)	-	-	(3,010)	(2)	(116	)(i)	(3,128)
Changes in contingent earn-out liability	514	-	-	514	-	-		514
Change in fair value of embedded conversion option liability	(198)	-	-	(198)	-	-		(198)
Loss on extinguishment of debt	(246)	-	-	(246)	-	-		(246)
Other income (expense)	(1)	-	-	(1)	(1)	-		(2)
Total costs and expenses	(2,941)	-	-	(2,941)	(3)	(116)		(3,060)
Net income (loss) before provision for income taxes	(7,191)	50	-	(7,241)	(78)	(242)		(7,561)
Provision for income taxes	-	-	-	-	-	-		-
Net income (loss)	$(7,191)	$50	$(100)	$(7,241)	$(78)	$(242)		$(7,561)
Net loss per common share	$(0.07)			$(0.07)	$-	$-		$(0.08)
Shares used in computing net loss per share - basic and diluted	96,602		-	96,602	-	-		96,602

The accompanying notes are an integral part of this pro forma financial information.

PositiveID Corporation

Notes to Pro Forma Condensed Combined Financial Information

(Unaudited)

Note 1. Acquisition of E-N-G Mobile Systems, Inc.

On December 24, 2015, PositiveID Corporation (“PositiveID” or “Company”) acquired all of the outstanding common stock of E-N-G Mobile Systems, Inc. (“ENG”) from its sole shareholder (the “Seller”). Pursuant to the Purchase Agreement, as consideration at the time of closing of the Acquisition, PositiveID paid the Seller Seven Hundred Fifty Thousand Dollars ($750,000) in cash and issued a convertible secured promissory note to the Seller in the amount of One Hundred Fifty Thousand Dollars ($150,000) (the “ENG Note”). Additional earn-out payments may be earned by the Seller as described in the Purchase Agreement. Earn-out payments are estimated to be approximately $111,000, to be paid in the four months following the closing of the acquisition. The Company has also entered into a two year consulting agreement with the Seller.

The estimated purchase price of the acquisition totaled $909 thousand, comprised of $750 thousand in cash, a convertible seller note of $150 thousand, the fair value of the contingent consideration estimated at approximately $111 thousand, net of an estimated recovery based on the closing net worth of ENG, estimated at $102 thousand. The fair value of the contingent consideration was estimated based upon the present value of the expected future payouts of the contingent consideration and is subject to change upon the finalization of the purchase accounting.

Under the acquisition method of accounting, the estimated purchase price of the Acquisition was allocated to ENG’s net tangible and identifiable intangible assets and liabilities assumed based on their estimated fair values as of the date of the completion of the Acquisition, as described in the introduction to this unaudited pro forma condensed combined financial information, as follows:

(in thousands)

Assets Acquired:
Cash	$99
Accounts receivable	636
Inventory	1,249
Other assets	33
Property and equipment, net	123
Customer relationships	211
2,351
Liabilities assumed:
Accounts payable and accrued expenses	236
Deferred revenue	1,206
1,442
Total estimated purchase price	$909

Note 2. Pro Forma Adjustments

The pro forma adjustments included in the unaudited pro forma condensed combined financial information are as follows:

(a)	The balances, adjustments and disclosures related to the acquisition of Thermomedics, Inc. are included in the Form 8-K/A filed by the Company on February 19, 2016.

(b)	To record the entry necessary to adjust the tangible assets and liabilities of E-N-G Mobile Systems, Inc. to their estimated fair values at the time of the acquisition.

(c)	To record the purchase price of $750 thousand in cash and a convertible note payable of $150 thousand, net of an estimated recovery based on the closing net worth of ENG, estimated at $102 thousand.

(d)	To reflect the preliminary estimate of the fair value of amortizable intangible assets acquired, consisting of customer relationships.

(e)	To record a liability for the estimated fair value of the contingent consideration.

(f)	To record a convertible note with a principal value of $902 thousand (the “Financing Note”) used to finance the cash component of the purchase price. The amount recoded, $752 thousand, is net of original issue discount, fees, legal and diligence costs.

(g)	To expense the direct costs of the acquisition comprised of legal, due diligence, and accounting services of $70 thousand.

(h)	To record amortization of customer lists over an estimated 5-year useful life.

(i)	To record interest expense related to the Seller convertible note and the Financing Note.